SCHEDULE 13D

                                 (Rule 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*



              VECTORIA INC. (formerly Vanadium International, Inc.)
              -----------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   92240A 10 4
                                   -----------
                                 (CUSIP Number)

               Henri Baudet, President, Filton International Ltd.
50 Shirley Street, P.O. Box CB-13937, Nassau, Commonwealth of the Bahamas, Tel:
-------------------------------------------------------------------------------
                               011-41-22-715-0400
                               ------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                November 13, 2001
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) or 13d-1(f) or 13d-1(g), check the following box.

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------              ---------------------------------
CUSIP No. 92240A 10 4                13D        Page 1 of 4 Pages
---------------------------------              ---------------------------------

--------------------------------------------------------------------------------
1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

    FILTON INTERNATIONAL LTD.
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group (See instructions)  (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds (See Instructions)

    OO
--------------------------------------------------------------------------------
5   Check if Disclosure of Legal Proceedings is Required Pursuant to Item    [ ]
    2(d) or 2(e)

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization

    Commonwealth of the Bahamas
--------------------------------------------------------------------------------
  Number of      7    Sole Voting Power
   Shares
Beneficially          24,100,000
                 ---------------------------------------------------------------
Owned by Each    8    Share Voting Power
Reporting
Person With           0
                 ---------------------------------------------------------------
Voting Power
                 9    Sole Dispositive Power

                      24,100,000
                 ---------------------------------------------------------------
                 10   Shared Dispositive Power

                      0
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person

    24,100,000
--------------------------------------------------------------------------------
12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares        [ ]
    (See Instructions)

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)

    70.6%
--------------------------------------------------------------------------------
14  Type of Reporting Person (See Instructions)

    CO
--------------------------------------------------------------------------------

Item 1.   Security and Issuer.

Common Stock

Vectoria Inc. (formerly Vanadium International, Inc.) (the "Issuer") 14, Place du Commerce, Suite 350
Ile-des-Soeurs
Verdun, Quebec
Canada H3E 1T5

Item 2.   Identity and Background

Filton International Ltd. ("Filton")
---------------------------------------

(a)   Name:                            Filton International Ltd.
(b)   Place of Organization:           Commonwealth of the Bahamas
(c)   Principal Business:              Investment Holding
(d)   Address of Principal Office:     50 Shirley Street, P.O. Box CB-13937,
                                       Nassau, Commonwealth of the Bahamas
(e)   Criminal Convictions:            None
(f)   Securities Civil Proceedings:    None

Directors and Executive Officers of Filton
-----------------------------------------------

(a)   Name:                            Henri Baudet
(b)   Residence or business address:   9, rue des Alpes
                                       Case postale 1023,
                                       CH-1211 Geneva, Switzerland
(c)   Principal Occupation/Employment: Director
(d)   Criminal Convictions:            None
(e)   Securities Civil Proceedings:    None
(f)   Citizenship:                     French

(a)   Name:                            Pamela D. Hall
(b)   Residence or business address:   Urbanisadacion, 53rd Street, Obarrio,
                                       Swiss Power Tower Building, 16th Floor,
                                       Republic of Panama
(c)   Principal Occupation/Employment: Director
(d)   Criminal Convictions:            None
(e)   Securities Civil Proceedings:    None
(f)   Citizenship:                     Panamean

(a)   Name:                            Silvia Clarke B.
(b)   Residence or business address:   Urbanisadacion, 53rd street, Obarrio,
                                       Swiss Power Tower Builders, 16th Floor,
                                       Republic of Panama
(c)   Principal Occupation/Employment: Director
(d)   Criminal Convictions:            None
(e)   Securities Civil Proceedings:    None
(f)   Citizenship:                     Panamean

10% Shareholders of Filton
--------------------------

(a)   Name:                            AS-B & CIE SA in trust
(g)   Residence or business address:   c/o Henri Baudet
                                       9, rue des Alpes
                                       Case postale 1023,
(b)                                    CH-1211 Geneva, Switzerland
(c)   Principal Occupation/Employment: Finance company
(d)   Criminal Convictions:            None
(e)   Securities Civil Proceedings:    None
(f)   Citizenship:                     French

Item 3.   Source and Amount of Funds or Other Consideration.

On November 13, 2001, Filton acquired 24,100,000 shares of common stock of the Issuer ("Commons Shares") in connection with the following transactions:

(a) 13,000,000 Common Shares were issued to Filton from the Issuer's treasury at a deemed price of U.S.$0.90 per share in payment of the U.S.$11,700,000 purchase price for all of the issued and outstanding shares of Vectoria, Inc., a Delaware corporation, that the Issuer purchased from Filton; and

(b) 11,100,000 Common Shares were acquired by Filton from Medan Management Corp. ("Medan") in consideration for Filton transferring the shares of Vectoria, Inc. to the Issuer.

Item 4.   Purpose of Transaction.

The 13,000,000 Common Shares were issued by the Issuer to Filton in connection with an agreement dated as of October 2, 2001 (the "Agreement") between the Issuer and Filton. The Common Shares were issued in consideration for the Issuer's acquisition from Filton of Vectoria, Inc., a Delaware corporation.

Pursuant to an agreement between Filton and Medan dated as of October 2, 2001 (the "Related Agreement"), a further 11,100,000 Common Shares were transferred from Medan to Filton in consideration for Filton transferring the shares of Vectoria, Inc. to the Issuer.

These transactions resulted in a change of control of the Issuer to Filton.

In connection with the transaction, Dennis LaPrairie resigned as President, Secretary, Treasurer and a director of the Issuer and George Weinstein resigned as a director of the Issuer, and the board of directors of the Issuer has been increased from three to four directors. The directors and officers of the Issuer are now as follows: Serge Doyon - President, Chief Executive Officer and Director; Michel Plante - Vice President, Chief Financial Officer and Director; Richard St-Julien - Secretary and Director; and Moishe Zefrani - Director.

Item 5.   Interest in Securities of the Issuer.

Filton presently beneficially owns 24,100,000 Common Shares representing 70.6% of the issued and outstanding Common Shares and has sole voting and dispositive power over such Common Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.   Material to be Filed as Exhibits.

The Agreement between the Issuer and Filton and the Related Agreement between Filton and Medan referred to in Item 4 are filed as Exhibits.


                               SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       November 13, 2001
                                               ---------------------------------
                                                             (Date)


                                               FILTON INTERNATIONAL LTD.

                                               Per:  /s/ Henri Baudet
                                                   -----------------------------
                                                         (Signature)

                                               HENRI BAUDET, PRESIDENT
                                               ---------------------------------
                                                        (Name and Title)



           Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001)

                             SHARE TRANSFER AGREEMENT
                             ------------------------

THIS Agreement made as of the 2nd day of October, 2001

BETWEEN:

          MEDAN MANAGEMENT CORP., a corporation duly constituted under the laws of Belize and having an office at P.O. Box 364, 60 Market Square, Belize City, Belize, Central America

          ("Medan")
                                                               OF THE FIRST PART
AND:

          FILTON INTERNATIONAL LTD., a corporation duly constituted under the laws of the Commonwealth of the Bahamas and having its registered head office at 50 Shirley Street, P.O. Box CB-13937, Nassau, Commonwealth of the Bahamas

          ("Filton")
                                                              OF THE SECOND PART

WHEREAS:

A. Medan is the legal and beneficial owner of an aggregate of 14,369,635 shares of common stock ("Vanadium Shares") of Vanadium International, Inc. ("Vanadium"), a corporation existing under the laws of the State of Nevada, of the United States of America ("United States");

B. Filton has entered into an agreement dated as of October 2, 2001 (the "Filton/Vanadium Agreement") with Vanadium, to transfer all of the issued and outstanding shares of voting common stock (the "Vectoria Shares") of Vectoria, Inc., Filton's wholly-owned Delaware subsidiary, to Vanadium in exchange for 13,000,000 Vanadium Shares;

C. A condition of Filton's obligation to complete the transactions contemplated by the Filton/Vanadium Agreement is that Medan transfer 11,100,000 Vanadium Shares (the "Subject Vanadium Shares") to Filton, subject to the terms and conditions set out in this Agreement.

NOW THEREFORE in consideration of the covenants, representations and warranties set forth herein and as such other further consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.   Transfer of Shares. Medan hereby agrees to transfer the Subject Vanadium
     ------------------
     Shares to Filton for and in consideration of Filton transferring the Vectoria Shares to Vanadium.

2.   Representations and Warranties of Medan. Medan represents and warrants
     ---------------------------------------
     the following to Filton:

     (a) Medan is duly incorporated under the laws of Belize and is validly existing and in good standing under such laws;

     (b) Medan is the registered and beneficial owner of the Subject Vanadium Shares with good and marketable title thereto, free and clear of all restrictions on transfer (other than restrictions under applicable federal and state securities laws) security interests, liens, charges, mortgages, pledges, encumbrances, adverse claims and demands of any nature or kind whatsoever;

     (c) Medan has good and sufficient authority to enter into this Agreement on the terms and conditions set forth herein;

     (d) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors and the shareholders of Medan. No other corporate act or proceeding on the part of Medan is necessary to authorize this Agreement. This Agreement constitutes, and when executed and delivered, will constitute a legal, valid and binding agreement of Medan enforceable in accordance with its terms;

     (e) no person, firm or corporation has any agreement or option, or any right or privilege capable of becoming an agreement or option, for the purchase or other acquisition of any of the Subject Vanadium Shares, except Filton pursuant to this Agreement;

     (f) neither the execution nor delivery of this Agreement by Medan nor the performance of its obligations hereunder will conflict with, or result in a breach of, or create a state of facts which after notice or lapse of time or both may result in a breach of, the terms, conditions, or provisions of the constating documents of Medan or any instrument, agreement or contract to which it is party or by which it or its assets are bound;

     (g) the Subject Vanadium Shares have not been and will not be registered under the United States Securities Act of 1933 Act, as amended (the "1933 Act"), and the Subject Vanadium Shares are being transferred to Filton in reliance on an available exemption from such registration and that Medan has complied with, or prior to Closing (as hereinafter defined) will have complied with, all conditions and requirements in connection with the use of such exemption;

     (h) no consent, approval or authorization of, or declaration, filing or registration with, any governmental or regulatory authority is required in connection with the execution, delivery and performance of this Agreement by Medan and the consummation of the transactions contemplated hereby;

     (i) the authorized capital of Vanadium consists of 80,000,000 common shares with U.S.$0.01 par value (the "Vanadium Shares" herein") and 20,000,000 preferred shares with U.S.$0.01 par value, of which 21,156,000 Vanadium Shares and no preferred shares are currently issued and outstanding;

     (j) as at the date hereof, Medan is the legal and beneficial owner of an aggregate of 14,369,635 Vanadium Shares (including the Subject Vanadium Shares);

     (k) Medan has filed all beneficial ownership reports required to be filed with the United States Securities and Exchange Commission ("SEC"), including reports required to be filed under Regulation 13d-1(a),
           (b), (c); Regulation 13d-2(a) and Section 16 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act");

     (l) the Subject Vanadium Shares were issued by Vanadium to Medan in compliance with applicable federal and state securities laws, including but not limited to the registration requirements of Section 5 of the 1933 Act or an exemption therefrom;

     (m) Medan has not retained, employed or used any broker or finder in connection with the transactions provided for herein or in connection with the negotiation thereof;

     (n) Vanadium's Annual Report on Form 10-K signed by Vanadium on April 11, 2001 (the "Form 10-K") and filed with the SEC pursuant to Section 12(g) of the Exchange Act is, except to the extent superseded by Vanadium's Form 10-QSB dated August 10, 2001 for the quarter ended June 30, 2001 (the "Form 10-Q") filed with the SEC, true and correct in all material respects as at the date hereof;

     (o) the Vanadium Shares are quoted on the NASD's OTC Bulletin Board ("OTCBB") and, prior to Closing, Medan will cause Vanadium to do all necessary acts and things to maintain the quotation of the Vanadium Shares on the OTCBB;

     (p) none of the representations or warranties to Filton contained herein and no statements contained in the Form 10-K and Form 10-Q contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading;

     (q) Vanadium is the beneficial owner of the properties, business and assets or the interests in the properties, business or assets referred to in the Form 10-K and, to the best of Medan's knowledge, all agreements by which Vanadium holds an interest in any such property, business or assets are in good standing according to their terms and the properties are in good standing under the applicable laws of the State of Nevada, United States and in all other jurisdictions in which they are situated;

     (r) Medan approves of Vanadium's execution, delivery and performance of the Filton/Vanadium Agreement and the consummation of the transactions contemplated thereby and will vote or execute a shareholder's consent in writing in favour of the proposed change of name of Vanadium to "Vectoria Inc." prior to or as at the Closing Date;

     (s) to the best of Medan's knowledge, there are no suits, actions, litigation, arbitration proceedings or government or regulatory proceedings outstanding, in progress, pending or threatened against or relating to Vanadium which might materially and adversely affect Vanadium;

     (t) to the best of Medan's knowledge, Vanadium is not subject to any judgment, order or decree entered in any lawsuit or proceeding which might materially and adversely affect Vanadium; and

     (u) to the best of Medan's knowledge, all material transactions of Vanadium have been properly recorded or filed in or with its books and records and the minute book of Vanadium contains records of all meetings and proceedings of the shareholders and directors of Vanadium.

3.   Filton's Representations and Warranties. Filton hereby represents and
     ---------------------------------------
     warrants the following to Vanadium:

     (a) Filton is duly incorporated under the laws of the Commonwealth of the Bahamas and is validly existing and in good standing under such laws;

     (b) Filton has good and sufficient authority to enter into this Agreement on the terms and conditions set forth herein;

     (c) Filton is not a "U.S. Person" as defined under Regulation S made under the 1933 Act);

     (d) Filton was outside the United States at the time of execution and delivery of this Agreement;

     (e) no offers to sell the Subject Vanadium Shares were made by any person to Filton while Filton was in the United States;

     (f) the Subject Vanadium Shares are not being acquired, directly or indirectly, for the account or benefit of a U.S. Person or a person in the United States;

     (g) hedging transactions involving the Subject Vanadium Shares may not be conducted unless in compliance with the 1933 Act;

     (h) Filton acknowledges that the Subject Vanadium Shares have not been and will not be registered under the 1933 Act and that the Subject Vanadium Shares are being transferred by Medan to Filton in reliance on exemptions from such registration and that the Subject Vanadium Shares may not be offered or sold in the United States or to U.S. Persons without registration under the 1933 Act or compliance with requirements of an exemption from registration;

     (i) Filton agrees that all of the certificates representing the Subject Vanadium Shares shall have endorsed thereon a legend to the following effect:

               "THE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT") OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND MAY BE OFFERED FOR SALE, SOLD OR OTHERWISE TRANSFERRED OR ASSIGNED ONLY (i) TO THE COMPANY, (ii) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH REGULATION S UNDER THE 1933 ACT, (iii) IN ACCORDANCE WITH RULE 144 UNDER THE 1933 ACT, OR (iv) IN A TRANSACTION THAT IS OTHERWISE EXEMPT FROM REGISTRATION UNDER THE 1933 ACT AND APPLICABLE STATE SECURITIES LAWS, PROVIDED, PRIOR TO

               ANY SUCH SALE, TRANSFER OR ASSIGNMENT, THE COMPANY SHALL HAVE RECEIVED AN OPINION OF COUNSEL, IN FORM ACCEPTABLE TO THE COMPANY, THAT NO VIOLATION OF SUCH REGISTRATION PROVISIONS WOULD RESULT FROM ANY PROPOSED TRANSFER OR ASSIGNMENT. HEDGING TRANSACTIONS INVOLVING THE SECURITIES REPRESENTED HEREBY MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE 1933 ACT."

           and that Vanadium will refuse to register any transfer of the Subject Vanadium Shares not made (i) in accordance with Regulation S, (ii) pursuant to registration under the 1933 Act, or (iii) pursuant to an available exemption from registration under the 1933 Act; and

     (j) Filton is acquiring the Subject Vanadium Shares as principal for its own account for investment only, not for the benefit of any other person, and not with a view to the resale or distribution of all or any of the Subject Vanadium Shares.

4.   Conduct of Vanadium's Business Pending Closing Prior to the Closing Date
     ----------------------------------------------
     (as hereinafter defined), except as otherwise consented to or approved by the other party in writing, Medan covenants and warrants that:

     (a) Medan shall cause Vanadium to carry on its business diligently and substantially in the same manner as previously conducted, and shall cause Vanadium to not engage in any transaction or activity, enter into any agreement or make any commitment except in the ordinary course of business and consistent with past practice;

     (b) Medan shall not cause any change or amendment to be made to the constating documents of Vanadium, except in connection with the proposed name change of Vanadium referred to in section 2(r);

     (c) Medan shall cause Vanadium to not issue or sell, or issue options, warrants to purchase, conversion privileges or other rights to subscribe for or enter into any arrangement or contract with respect to any Vanadium Shares, other than as contemplated or disclosed in the Filton/Vanadium Agreement;

     (d) Medan shall not cause Vanadium to declare, pay or set aside for payment any dividend or other distribution in respect of the Vanadium Shares nor cause Vanadium to redeem, purchase or otherwise acquire any of the Vanadium Shares;

     (e) Medan shall cause Vanadium to use Vanadium's best efforts to preserve Vanadium's corporate existence and business organizations intact; and

     (f) Medan shall not cause Vanadium, and will not permit Vanadium, to sell, license, lease or otherwise dispose of any material assets or properties except pursuant to existing contracts or commitments and in the ordinary course of business.

5.   Conditions for the Benefit of Medan. The obligations of Medan to complete
     -----------------------------------
     the transaction as contemplated herein shall be subject to the following conditions:

     (a)   this Agreement shall have been duly executed by Filton;

     (b) all the representations and warranties of Filton set forth in section 4 shall be true and correct as of the Closing Date;

     (c) the delivery by Filton at Closing of the documents listed in section 9; and

     (d) the prior or concurrent completion of the transactions contemplated under the Filton/Vanadium Agreement.

6.   Conditions for the Benefit of Filton. The obligations of Filton to complete
     -------------------------------------
     the transactions as contemplated herein shall be subject to the following conditions:

     (a)   this Agreement shall have been duly executed by Medan;

     (b) all the representations and warranties of Medan set forth in section 2 shall be true and correct as at the Closing Date;

     (c) all of the covenants of Vanadium set forth in section 4 shall have been completed in full to Filton's satisfaction as at the Closing Date;

     (d) there shall have been no material adverse change in the financial condition or assets of Vanadium; and

     (e)   the delivery by Medan at Closing of the documents listed in section
           8;

7.   Closing. Completion of the transactions contemplated herein (the "Closing")
     -------
     shall take place on November 13, 2001 at 10:00 a.m. (PST) at the office of Filton's counsel, Koffman Kalef, at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, Canada, or such other date, time and place acceptable to the parties hereto (the "Closing Date"). Closing shall in any event occur on or before noon (PST) on November 15, 2001, failing which this Agreement shall terminate and be of no further force or effect, unless otherwise mutually agreed to by the parties hereto.

8.   Delivery by Medan. At the Closing, Medan shall deliver to Filton the
     -----------------
     following:

     (a) a certified true copy of a resolution of the board of directors of Medan evidencing its approval of this Agreement and all transactions contemplated hereunder;

     (b) a certified true copy of a resolution of the shareholders of Medan evidencing their approval of this Agreement and all transactions contemplated hereunder;

     (c) a certificate of Medan that all the representations and warranties of Medan set forth in section 2 are true and correct as at the Closing Date;

     (d) share certificate or certificates representing the Subject Vanadium Shares duly endorsed for transfer to Filton;

     (e) legal opinion, in such form as United States counsel for Filton may require, regarding the legality of the transfer of the Subject Vanadium Shares by Medan to Filton under applicable United States securities laws; and

     (f) such other documents, certificates and legal opinions that are, in the opinion of legal counsel of Filton, reasonably required to complete the transactions contemplated hereunder.

9.   Delivery by Filton. At the Closing, Filton shall deliver to Medan the
     ------------------
     following:

     (a) a certified true copy of a resolution of the board of directors of Filton evidencing its approval of this Agreement and all transactions contemplated hereunder; and

     (b) such other documents and certificates that are, in the opinion of legal counsel to Medan, reasonably required to complete the transactions contemplated hereunder.

10.  Binding Agreement. Upon acceptance of the terms of this Agreement by
     -----------------
     the parties hereto, this Agreement shall be deemed to constitute and shall be a legally valid and binding agreement.

11.  Further Assurances. The parties hereto agree to execute and deliver or
     -------------------
     cause to be executed and delivered all such further documents and instruments and do all such acts and things as either party may reasonably request to give full effect to the terms and conditions, intent and meaning of this Agreement.

12.  Entire Agreement. This Agreement constitutes the entire agreement
     ----------------
     between the parties hereto and in respect of the matters referred to herein and there are no representations, warranties, covenants, agreements, express or implied, collateral hereto other than as expressly set forth or referred to herein.

13.  Time of the Essence. Time shall be of the essence of this Agreement.
     -------------------

14.  Applicable Law and Attornment. This Agreement shall be governed and
     -----------------------------
     interpreted in accordance with the laws of the Province of British Columbia, Canada and the parties hereto irrevocably attorn to the non-exclusive jurisdiction of the courts of the Province of British Columbia, Canada or the Province of Quebec, Canada.

15.  Enurement. This Agreement shall enure to the benefit of and be binding
     ---------
     upon the parties hereto and their respective successors and assigns.

16.  Notice. Any notice, request, demand or other communication to be given
     ------
     under this Agreement will be in writing and shall be delivered by hand or by telecopy to the party at the following respective addresses:

     To Medan:

     Medan Management Corporation
     P.O. Box 364
     60 Market Square
     Belize City, Belize
     Central America
     Attention: President
     Facsimile Number: 011-44-208-951-1788

     To Filton:

     FILTON INTERNATIONAL LTD.
     50 Shirley Street
     P.O. Box CB-13937
     Nassau, Commonwealth of the Bahamas
     Attention: President

     with a copy to:

     Mr. Henri Baudet
     President, Filton International Ltd.
     9, rue des Alpes
     Case postale 1023
     CH-1211 Geneva, Switzerland
     Facsimile Number: 011-41-22-731-9128

17.  Counterparts. This Agreement may be executed in any number of
     ------------
     counterparts with the same effect as if all the parties hereto had signed the same agreement and all counterparts will be construed together and constitute one and the same instrument.


IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.


MEDAN MANAGEMENT CORP.


Per:   /s/ Sidney Mann
       _____________________________
       Sidney Mann
       Authorized Signatory


FILTON INTERNATIONAL LTD.


Per:   /s/ Gilles Poliquin
       _____________________________
       Gilles Poliquin
       Authorized Signatory

                             SHARE EXCHANGE AGREEMENT
                             ------------------------

THIS Agreement made as of the 2nd day of October, 2001

BETWEEN:

          VANADIUM INTERNATIONAL, INC., a corporation duly constituted under the laws of the State of Nevada, one of the United States of America ("United States"), and having its registered office at 2533 N. Carson Street, Carson City, Nevada, United States 89706 and its head office at 2525 Sharon Way, Reno, Nevada, United States 89509

          ("Vanadium")

                                                               OF THE FIRST PART

AND:

          FILTON INTERNATIONAL LTD., a corporation duly constituted under the laws of the Commonwealth of the Bahamas and having its registered head office at 50 Shirley Street, P.O. Box CB-13937, Nassau, Commonwealth of the Bahamas

          ("Filton")
                                                              OF THE SECOND PART

WHEREAS:

A. Filton is the sole shareholder of all of the issued and outstanding shares of voting common stock ("Vectoria Shares") of Vectoria Inc. ("Vectoria"), a corporation duly constituted under the laws of the State of Delaware, United States;

B. Vanadium wishes to purchase from Filton, and Filton wishes to sell to Vanadium, all of the issued and outstanding Vectoria Shares in exchange for shares of common stock of Vanadium ("Vanadium Shares"), subject to the terms and conditions set out in this Agreement.

NOW THEREFORE in consideration of the covenants, representations and warranties set forth herein and as such other further consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.   Purchase and Sale. Filton hereby agrees to transfer to Vanadium, and
     ------------------
     Vanadium hereby agrees to acquire from Filton, all, and not less than all, of the issued and outstanding Vectoria Shares (being an aggregate of 100 Vectoria Shares) in consideration for the issuance to Filton of an aggregate of 13,000,000 Vanadium Shares (the "Vanadium Payment Shares") with an aggregate value of U.S.$11,700,000 (deemed value of U.S.$0.90 per share).

2.   Covenants of Vanadium. Vanadium covenants and agrees with Filton to do the
     ----------------------
     following at or prior to the Closing Date (as hereinafter defined) and prior to the completion of the transactions contemplated in section 1:

     (a) to cause its directors and officers immediately prior to the Closing Date to resign from their respective positions with Vanadium, effective as at the Closing Date, and to appoint such new directors and officers as Filton may direct to fill such vacancies;

     (b) to change its name to "Vectoria Inc." or such other name as may be acceptable to Filton; and

     (c) to comply with all applicable securities and corporate laws and regulatory requirements.

3.   Representations and Warranties of Vanadium. Vanadium represents and
     -------------------------------------------
     warrants the following to Filton:

     (a) Vanadium is duly incorporated under the laws of the State of Nevada, United States, is validly existing and in good standing under such laws, and has no subsidiaries or equity interests in any other companies or entities;

     (b) the authorized capital of Vanadium consists of 80,000,000 common shares with U.S.$0.01 par value (the "Vanadium Shares" herein") and 20,000,000 preferred shares with U.S.$0.01 par value, of which 21,156,000 Vanadium Shares and no preferred shares are currently issued and outstanding;

     (c) all of the issued Vanadium were issued in compliance with applicable federal and state securities laws, including but limited to the registration requirements of Section 5 of the United States Securities Act of 1933, as amended (the "1933 Act") or an exemption therefrom;

     (d) all of the currently issued and outstanding Vanadium Shares are validly issued and outstanding and are fully paid and non-assessable and the Vanadium Payment Shares to be issued at Closing (as hereinafter defined) will, on issuance, be validly issued and outstanding as fully paid and non-assessable and the Vanadium Payment Shares will at Closing be free and clear of all restrictions on transfer (other than restrictions under applicable securities laws or as otherwise contemplated in this Agreement), liens, charges and encumbrances;

     (e) Vanadium's Annual Report on Form 10-K signed on behalf of Vanadium on April 11, 2001 (the "Form 10-K") has been duly filed with the United States Securities and Exchange Commission ("SEC") pursuant to section 12(g) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") and is, except to the extent superseded by Vanadium's Form 10-QSB dated August 10, 2001 for the quarter ended June 30, 2001 (the "Form 10-Q") filed with the SEC, true and correct in all material respects as at the date hereof and, except to the extent superseded by the Form 10-Q and any subsequent quarterly or current reports filed with the SEC prior to the Closing Date, shall be true and correct in all material respects at the Closing Date;

     (f) the Vanadium Shares are quoted on the National Association of Securities Dealer's ("NASD") OTC Bulletin Board ("OTCBB") and, prior to the Closing, Vanadium will do all necessary acts and things to maintain the quotation of the Vanadium shares on the OTCBB;

     (g) Vanadium has filed all reports required to be filed by Vanadium under the Exchange Act;

     (h) holders of the Vanadium Shares have filed all beneficial ownership reports required to be filed with the SEC, including reports required to be filed under Regulation 13d-1(a), (b) and (c); Regulation 13d-2(a) and Section 16 of the Exchange Act;

     (i) Vanadium has not received notice from the NASD or the SEC that the Vanadium Shares are ineligible for quotation on the OTCBB;

     (j) Vanadium is the beneficial owner of the properties, business and assets or the interests in the properties, business or assets referred to in the Form 10-K and all agreements by which Vanadium holds an interest in any such property, business or assets are in good standing according to their terms and the properties are in good standing under the applicable laws of the State of Nevada, United States and in all other jurisdictions in which they are situated;

     (k) Vanadium has the power and authority to carry on its business as and where it is presently conducted;

     (l) Vanadium has good and sufficient authority to enter into this Agreement on the terms and conditions set forth herein;

     (m) the execution and delivery of this Agreement and the transactions contemplated herein have been duly authorized and approved by the board of directors of Vanadium. No other corporate act or proceeding on the part of Vanadium is necessary to authorize this Agreement. This Agreement constitutes a legal, valid and binding agreement of Vanadium enforceable in accordance with its terms;

     (n) neither the execution nor delivery of this Agreement nor the consummation of the transactions contemplated hereby will conflict in any material respect with, or result in any material breach of, the terms, conditions, or provisions of or will constitute a material default under the Articles of Incorporation or resolutions of Vanadium or any instrument, agreement or contract to which it is party or by which it is bound;

     (o) no consent, approval or authorization of, or declaration, filing or registration with, any governmental or regulatory authority is required in connection with the execution, delivery and performance of this Agreement by Vanadium and the consummation of the transactions contemplated hereby, except for such notices of the transactions contemplated herein as may be required by the OTCBB;

     (p) no consent, approval or authorization of the shareholders of Vanadium is required in connection with the execution, delivery and performance of this Agreement by Vanadium and the consummation of the transactions contemplated hereby;

     (q) there are no suits, actions, litigation, arbitration proceedings or government or regulatory proceedings or investigations outstanding, in progress, pending or, to the best of Vanadium's knowledge, threatened against or relating to Vanadium which might materially and adversely affect Vanadium;

     (r) Vanadium is not subject to any judgment, order or decree entered in any lawsuit or proceeding which might materially and adversely affect Vanadium;

     (s) all material transactions of Vanadium have been properly recorded or filed in or with its books and records and the minute book of Vanadium contains records of all meetings and proceedings of the shareholders and directors of Vanadium;

     (t) the unaudited financial statements of Vanadium for the period ended June 30, 2001 and the audited financial statements of Vanadium for the fiscal years ended December 31, 2000 and December 31, 1999 were each prepared in accordance with United States generally accepted accounting principles, applied on a basis consistent with prior periods, and present fairly and accurately in all material respects the financial condition and position of Vanadium as of those dates and the results of its operations for the years and periods then ended, and, in particular, all of the assets and all of the liabilities and obligations, due or accruing due, contingent or absolute, of Vanadium, and no adverse material change in the financial position of Vanadium has taken place since June 30, 2001;

     (u) Vanadium has duly filed all federal, state, local and foreign tax report's and returns required to be filed by it and has duly paid all taxes and other charges due or claimed to be due from it by federal, state, local and foreign taxing authorities. Further, there are no tax liens upon any property or assets of Vanadium. No state of facts exists which would constitute grounds for the assessment of any tax liability by the state, local, or foreign tax authorities. All deficiencies and assessments, if any, resulting from any examination of state, local and foreign tax returns and reports of Vanadium, if any, have been paid. There are no outstanding agreements or waivers extending the statutory period of limitation applicable to any federal, state, local, or foreign tax return or report for any period;

     (v) Vanadium is in compliance with all laws, regulations and orders applicable to its business. Vanadium has not received any notification that it is in violation of any law, regulation or order and no such violation exists. Neither Vanadium nor any of its employees or agents, to the best of their knowledge, has made any payments to any persons which violate any statute or law;

     (w) other than this Agreement, there are no undisclosed material changes in the affairs of Vanadium since the date of the Form 10-Q for the period ended June 30, 2001;

     (x) at the Closing Date, there will be no rights, options or warrants outstanding pursuant to which any Vanadium Shares may be required to be issued, other than as provided for under this Agreement;

     (y) all agreements, understandings, instruments, contracts or proposed transactions to which Vanadium is a party or by which it or any of its assets is bound which may involve any material obligations outside the ordinary course of its business have been disclosed to Filton;

     (z) Vanadium is not in violation of or in default under its constating documents, or any material provision of any contract, sales commitment, licence, purchase order, encumbrances, note, deed, lease, agreement or instrument, or any order, judgment or decree, relating to its business or the issued and outstanding Vanadium Shares, or by which Vanadium is bound, or in the payment of any of the monetary obligations of Vanadium or debts relating to its business and there exists no condition or event which, after notice or lapse of time or both, would result in any such violation or default;

     (aa) except for liabilities reflected or reserved on Vanadium's balance sheet as of June 30, 2001, and except for liabilities incurred or accrued in the ordinary and normal course of Vanadium's business after June 30, 2001 in transactions which are consistent with the representations, warranties, covenants, obligations and agreements contained in this Agreement, Vanadium does not have any liabilities or obligations of any nature whatsoever, whether absolute, accrued, contingent or otherwise, related to or connected with its business, and whether known or unknown, including liabilities for taxes;

     (bb) Vanadium has not used any of its properties or facilities to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any "Hazardous Substances" and has not caused or permitted the release, in any manner whatsoever, of any Hazardous Substances on or from any of its properties or assets or any such release on or from a facility owned or operated by third parties but with respect to which Vanadium is or may reasonably be alleged to have material liability or has received any notice that it is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any applicable laws, statutes, ordinances, bylaws, regulations or any orders, directions or decisions rendered by any ministry, department or administrative regulatory agency relating to the protection of the environment, occupational health and safety or otherwise relating to dealing with Hazardous Substances. "Hazardous Substances" means any pollutants, contaminants, chemicals or industrial toxic or hazardous waste or substances;

     (cc) Vanadium is managed by its directors and officers, but has no employees and has no employee retirement or employee benefit or welfare plans; and

     (dd) no order ceasing or suspending trading in securities of Vanadium nor prohibiting the issuance or sale of such securities has been issued to Vanadium or its directors, officers or promoters and no investigations or proceedings for such purposes are pending or threatened;

     (ee) Vanadium acknowledges that the Vectoria Shares have not been and will not be registered under the 1933 Act and that the Vectoria Shares are being transferred to Vanadium in reliance on exemptions from such registration and that the Vectoria Shares may not be offered or sold in the United States or to U.S. Persons without registration under the 1933 Act or compliance with requirements of an exemption from registration;

     (ff) Vanadium is acquiring the Vectoria Shares as principal for its own account for investment only, not for the benefit of any other person, and not with a view to the resale or distribution of all or any of the Vectoria Shares;

     (gg) Vanadium has such knowledge and experience in financial and business affairs so as to be capable of evaluating the merits and risks of its investment in Vectoria Shares and is able to bear the economic risk of loss of such investment;

     (hh) Vanadium has been provided with the opportunity to ask questions and solicit information concerning the business and financial condition of Vectoria, has utilized such access to its full satisfaction, and has received from Vectoria all information that it has requested; and

     (ii) none of the representations or warranties to Filton contained herein and no statements contained in the Form 10-K and the Form 10-Q contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading.

4.   Filton's Representations and Warranties. Filton hereby represents and
     ----------------------------------------
     warrants the following to Vanadium:

     (a) Filton is duly incorporated under the laws of the Commonwealth of the Bahamas and is validly existing and in good standing under such laws;

     (b) Filton has good and sufficient authority to enter into this Agreement on the terms and conditions set forth herein;

     (c) neither the execution nor delivery of this Agreement nor the consummation of the transactions contemplated hereby will conflict in any material respect with, or result in any material breach of, the terms, conditions, or provisions of or will constitute a material default under the constating documents of Filton or any instrument, agreement or contract to which it is party or by which it is bound;

     (d) no consent, approval or authorization of, or declaration, filing or registration with, any governmental or regulatory authority is required in connection with the execution, delivery and performance of this Agreement by Filton and the consummation of the transactions contemplated hereby;

     (e) Filton is not a "U.S. Person" as defined under Regulation S made under the 1933 Act;

     (f) Filton was outside the United States at the time of execution and delivery of this Agreement;

     (g) no offers to sell the Vanadium Payment Shares were made by any person to Filton while Filton was in the United States;

     (h) the Vanadium Payment Shares are not being acquired, directly or indirectly, for the account or benefit of a U.S. Person or a person in the United States;

     (i) hedging transactions involving the Vanadium Payment Shares may not be conducted unless in compliance with the 1933 Act;

     (j) Filton acknowledges that the Vanadium Payment Shares have not been and will not be registered under the 1933 Act and that the Vanadium Payment Shares are being issued to Filton in reliance on exemptions from such registration and that the Vanadium Payment Shares may not be offered or sold in the United States or to U.S. Persons without registration under the 1933 Act or compliance with requirements of an exemption from registration;

     (k) Filton agrees that all of the certificates representing the Vanadium Payment Shares shall have endorsed thereon a legend to the following effect:

               "THE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT") OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND MAY BE OFFERED FOR SALE, SOLD OR OTHERWISE TRANSFERRED OR ASSIGNED ONLY (i) TO THE COMPANY, (ii) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH REGULATION S UNDER THE 1933 ACT, (iii) IN ACCORDANCE WITH RULE 144 UNDER THE 1933 ACT, OR (iv) IN A TRANSACTION THAT IS OTHERWISE EXEMPT FROM REGISTRATION UNDER THE 1933 ACT AND APPLICABLE STATE SECURITIES LAWS, PROVIDED, PRIOR TO ANY SUCH SALE, TRANSFER OR ASSIGNMENT, THE COMPANY SHALL HAVE RECEIVED AN OPINION OF COUNSEL, IN FORM ACCEPTABLE TO THE COMPANY, THAT NO VIOLATION OF SUCH REGISTRATION PROVISIONS WOULD RESULT FROM ANY PROPOSED TRANSFER OR ASSIGNMENT. HEDGING TRANSACTIONS INVOLVING THE SECURITIES REPRESENTED HEREBY MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE 1933 ACT."

           and that Vanadium will refuse to register any transfer of the Vanadium Payment Shares not made (i) in accordance with Regulation S,
           (ii) pursuant to registration under the 1933 Act or (iii) pursuant to an available exemption from registration under the 1933 Act;

     (l) Filton is acquiring the Vanadium Payment Shares as principal for its own account for investment only, not for the benefit of any other person, and not with a view to the resale or distribution of all or any of the Vanadium Payment Shares;

     (m) Filton has such knowledge and experience in financial and business affairs so as to be capable of evaluating the merits and risks of its investment in Vanadium Shares and is able to bear the economic risk of loss of such investment; and

     (n) Filton has been provided with the opportunity to ask questions and solicit information concerning the business and financial condition of Vanadium, has utilized such access to its full satisfaction, and has received from Vanadium all information that it has requested.

5.   Representations and Warranties of Filton as to Vectoria. Filton hereby
     --------------------------------------------------------
     represents and warrants the following to Vanadium:

     (a) Vectoria is duly incorporated under the laws of the State of Delaware, United States, and is validly existing and in good standing under such laws;

     (b) the authorized capital of Vectoria consists of 1,000 Vectoria Shares, of which 100 Vectoria Shares are, and will at the Closing Date be, issued and outstanding as fully paid and non-assessable;

     (c) Filton is, and at the Closing Date will be, the legal and beneficial owner of all of the 100 issued and outstanding Vectoria Shares, such shares shall be free and clear of all liens, charges and encumbrances and no other person (other than Vanadium under this Agreement) will have any right, present or future, to acquire any shares or other securities of Vectoria;

     (d) Vectoria has one wholly-owned operating subsidiary, 3874699 Canada Inc. (the "Vectoria Operating Subsidiary"), a corporation existing under the Canada Business Corporations Act with name change to "Vectoria Corp." pending;

     (e) there are no suits, actions, litigation, arbitration proceedings or government or regulatory proceedings outstanding, in progress, pending or threatened against or relating to Vectoria which might materially and adversely affect Vectoria on a consolidated basis;

     (f) Vectoria is not subject to any judgment, order or decree entered in any lawsuit or proceeding which might materially and adversely affect Vectoria on a consolidated basis;

     (g) all material transactions of Vectoria have been properly recorded or filed in or with its books and records and the minute book of Vectoria contains records of all meetings and proceedings of the shareholders and directors of Vectoria;

     (h) the audited consolidated financial statements of the Vectoria Operating Subsidiary as at and for the eight-month period ended June 30, 2001, a copy of which has been delivered to Vanadium, were prepared in accordance with Canadian generally accepted accounting principles and present fairly and accurately in all material respects the consolidated financial condition and position of the Vectoria Operating Subsidiary as of that date and the results of its operations for the eight-month period then ended, and, in particular, all of the assets and all of the liabilities and obligations, due or accruing due, contingent or absolute, of Vectoria, and no adverse material change in the financial position of the Vectoria Operating Subsidiary has taken place since June 30, 2001;

     (i) Vectoria has duly filed all federal, state, local and foreign tax reports and returns required to be filed by it and has duly paid all taxes and other charges due or claimed to be due from it by federal, state, local and foreign taxing authorities. Further, there are no tax liens upon any property or assets of Vectoria. No state of facts exists which would constitute grounds for the assessment of any tax liability by the state, local, or foreign tax authorities. All deficiencies and assessments, if any, resulting from any examination of state, local and foreign tax returns and reports of Vectoria if any, have been paid. There are no outstanding agreements or waivers extending the statutory period of limitation applicable to any federal, state, local, or foreign tax return or report for any period;

     (j) Vectoria is in compliance with all laws, regulations and orders applicable to its business. Vectoria has not received any notification that it is in violation of any law, regulation or order and no such violation exists. Neither Vectoria nor any of its employees or agents, to the best of their knowledge, has made any payments to any persons which violate any statute or law;

     (k) all agreements, understandings, instruments, contracts or proposed transactions to which Vectoria is a party or by which it or any of its assets is bound which may involve any material obligations outside the ordinary course of its business have been disclosed to Vanadium;

     (l) Vectoria is not in violation of or in default under its constating documents, or any material provision of any contract, sales commitment, licence, purchase order, encumbrances, note, deed, lease, agreement or instrument, or any order, judgment or decree, relating to its business or the issued and outstanding Vectoria Shares, or by which Vectoria is bound, or in the payment of any of the monetary obligations of Vectoria or debts relating to its business and there exists no condition or event which, after notice or lapse of time or both, would result in any such violation or default; and

     (m) except for liabilities reflected or reserved on the Vectoria Operating Subsidiary's balance sheet as of June 30, 2001, and except for liabilities incurred or accrued in the ordinary and normal course of the Vectoria Operating Subsidiary's business after June 30, 2001 in transactions which are consistent with the representations, warranties, covenants, obligations and agreements contained in this Agreement, Vectoria does not have any liabilities or obligations of any nature whatsoever, whether absolute, accrued, contingent or otherwise, related to or connected with its business, and whether known or unknown, including liabilities for taxes.

6.   Conduct of Vanadium's Business Pending Closing Prior to the Closing Date,
     ----------------------------------------------
     except as otherwise consented to or approved by the other party in writing, Vanadium covenants and warrants that:

     (a) Vanadium shall carry on its business diligently and substantially in the same manner as previously conducted, and Vanadium shall not engage in any transaction or activity, enter into any agreement or make any commitment except in the ordinary course of business and consistent with past practice;

     (b) Vanadium shall not sell, license, lease or otherwise dispose of any material assets or properties except pursuant to existing contracts and in the ordinary course of business;

     (c) no change or amendment shall be made to the constating documents of Vanadium, except in connection with the proposed name change of Vanadium referred to in section 2(b);

     (d) Vanadium shall not issue or sell, or issue options, warrants to purchase, conversion privileges or other rights to subscribe for or enter into any arrangement or contract with respect to any Vanadium Shares, other than as contemplated or disclosed herein;

     (e) Vanadium shall file when due all reports required to be filed under the Exchange Act;

     (f) Vanadium shall not declare, pay or set aside for payment any dividend or other distribution in respect of the Vanadium Shares nor shall Vanadium redeem, purchase or otherwise acquire any of the Vanadium Shares; and

     (g) Vanadium shall use its best efforts to preserve its corporate existence and business organizations intact.

7.   Conduct of Vectoria's Business Pending Closing Prior to the Closing Date,
     ----------------------------------------------
     except as otherwise consented to or approved by the other party in writing, Filton covenants and warrants that:

     (a) it shall cause Vectoria to carry on its business diligently and substantially in the same manner as previously conducted, and it shall not cause Vectoria to engage in any transaction or activity, enter into any agreement or make any commitment except in the ordinary course of business and consistent with past practice;

     (b) it shall not cause any change or amendment to be made to the constating documents of Vectoria;

     (c) it shall cause Vectoria to not issue or sell, or not issue options, warrants to purchase, conversion privileges or other rights to subscribe for or not enter into any arrangement or contract with respect to any of the Vectoria Shares, other than as contemplated or disclosed herein;

     (d) it shall cause Vectoria to not declare, pay or set aside for payment any dividend or other distribution in respect of the Vectoria Shares and shall cause Vectoria to not redeem, purchase or otherwise acquire any of the Vectoria Shares; and

     (e) it shall use its best efforts to cause Vectoria to preserve its corporate existence and business organizations intact.

8.   Conditions for the Benefit of Vanadium. The obligations of Vanadium to
     ---------------------------------------
     complete the transaction as contemplated herein shall be subject to the following conditions:

     (a)   this Agreement shall have been duly executed by Filton;

     (b) all the representations and warranties of Filton set forth in sections 4 and 5 shall be true and correct as of the Closing Date;

     (c) the covenants of Filton set forth in section 7 shall have been completed in full to Vanadium's satisfaction as at the Closing Date; and

     (d)   the delivery by Filton at Closing of the documents listed in section
           12

9.   Conditions for the Benefit of Filton. The obligations of Filton to complete
     ------------------------------------
     the transactions as contemplated herein shall be subject to the following conditions:

     (a)   this Agreement shall have been duly executed by Vanadium;

     (b)   all the representations and warranties of Vanadium set forth in section 3 shall be true and correct as at the Closing Date;

     (c) all of the covenants of Vanadium set forth in sections 2 and 6 shall have been completed in full to Filton's satisfaction as at the Closing Date;

     (d) there shall have been no material adverse change in the financial condition or assets of Vanadium;

     (e) completion of due diligence by Filton with results satisfactory to Filton;

     (f)   the delivery by Vanadium at Closing of the documents listed in section 11; and

     (g) the prior or concurrent completion of the transactions contemplated under that certain agreement dated as of October 2, 2001 between Medan Management Corporation ("Medan") and Filton with respect to Medan's agreement to transfer 11,100,000 Vanadium Shares to Filton.

10.  Closing. Completion of the transactions contemplated herein (the
     -------
     "Closing") shall take place on November 13, 2001 at 10:00 a.m. (PST) at the office of Filton's counsel, Koffman Kalef, at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, Canada, or such other date, time and place acceptable to the parties hereto (the "Closing Date"). Closing shall in any event occur on or before noon (PST) on November 15, 2001, failing which this Agreement shall terminate and be of no further force or effect, unless otherwise mutually agreed to by the parties hereto.

11.  Delivery by Vanadium. At the Closing, Vanadium shall deliver to Filton the
     --------------------
     following:

     (a) a certified true copy of a resolution of the board of directors of Vanadium evidencing its approval of this Agreement and all transactions contemplated hereunder, including the issuance of the Vanadium Payment Shares to Filton and the appointment of new directors and officers of Vanadium as directed by Filton;

     (b) resignations of Dennis LaPrairie and George Weinstein with respect to all director and officer positions held in Vanadium, together with releases by such persons in favour of Vanadium in such form as Filton approves, acting reasonably;

     (c) a certificate of Vanadium that all the representations and warranties of Vanadium set forth in section 3 are true and correct as at the Closing Date;

     (d) share certificate or certificates representing the Vanadium Payment Shares registered in the name of Filton; and

     (e) such other documents, certificates and legal opinions that are, in the opinion of legal counsel of Filton, reasonably required to complete the transactions and due diligence contemplated hereunder.

12.  Delivery by Filton. At the Closing, Filton shall deliver to Vanadium the
     ------------------
     following:

     (a) a certified true copy of a resolution of the board of directors of Filton evidencing its approval of this Agreement and all transactions contemplated hereunder;

     (b) share certificate or certificates representing 100 Vectoria Shares duly endorsed for transfer to Vanadium;

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     (c)   a new share certificate representing 100 Vectoria Shares registered in the name of Vanadium; and

     (d) such other documents, certificates and legal opinions that are, in the opinion of legal counsel to Vanadium, reasonably required to complete the transactions and due diligence contemplated hereunder.

13.  Binding Agreement. Upon acceptance of the terms of this Agreement by the
     -----------------
     parties hereto, this Agreement shall be deemed to constitute and shall be a legally valid and binding agreement.

14.  Further Assurances. The parties hereto agree to execute and deliver or
     -------------------
     cause to be executed and delivered all such further documents and instruments and do all such acts and things as either party may reasonably request to give full effect to the terms and conditions, intent and meaning of this Agreement.

15.  Entire Agreement. This Agreement constitutes the entire agreement between
     ----------------
     the parties hereto and in respect of the matters referred to herein and there are no representations, warranties, covenants, agreements, express or implied, collateral hereto other than as expressly set forth or referred to herein.

16.  Time of the Essence. Time shall be of the essence of this Agreement.
     --------------------

17.  Applicable Law and Attornment. This Agreement shall be governed and
     ------------------------------
     interpreted in accordance with the laws of the Province of British Columbia, Canada and the parties hereto irrevocably attorn to the non-exclusive jurisdiction of the courts of the Province of British Columbia, Canada or the Province of Quebec, Canada.

18.  Enurement. This Agreement shall enure to the benefit of and be binding
     ---------
     upon the parties hereto and their respective successors and assigns.

19.  Notice. Any notice, request, demand or other communication to be given
     ------
     under this Agreement will be in writing and shall be delivered by hand or by telecopy to the party at the following respective addresses:

     To Vanadium:

     Vanadium International, Inc.
     2525 Sharon Way
     Reno, Nevada
     U.S.A. 89509
     Attention: President
     Facsimile Number: (775)826-8988

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Page 13

     To Filton:

     FILTON INTERNATIONAL LTD.
     50 Shirley Street
     P.O. Box CB-13937
     Nassau, Commonwealth of the Bahamas
     Attention: President

     with a copy to:

     Mr. Henri Baudet
     President, Filton International Ltd.
     9, rue des Alpes
     Case postale 1023
     CH-1211 Geneva, Switzerland
     Facsimile Number: 011-41-22-731-9128


20.  Counterparts. This Agreement may be executed in any number of counterparts
     ------------
     with the same effect as if all the parties hereto had signed the same agreement and all counterparts will be construed together and constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

VANADIUM INTERNATIONAL, INC.

Per:   /s/ Dennis LaPrairie
       _____________________________
       Dennis LaPrairie
       President

FILTON INTERNATIONAL LTD.

Per:   /s/ Gilles Poliquin
       _____________________________
       Gilles Poliquin
       Authorized Signatory

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